August 27, 2024

John Lipman
President
Roth CH V Holdings, Inc.
888 San Clemente Drive
Suite 400
Newport Beach, CA 92660

       Re: Roth CH V Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed August 9, 2024
           File No. 333-280591
Dear John Lipman:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 26, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Summary of the Proxy Statement
Inventory of Drilling Locations, page 21

1. The disclosure of 93 proved undeveloped and 437 probable undeveloped locations under this section appears inconsistent with the 80 proved undeveloped and 135 probable undeveloped locations identified on page F-76 and in Annex D, respectively. Please advise or revise your disclosure here and in each occurrence in your filing to resolve this inconsistency.
 August 27, 2024
Page 2
Summary of the Proxy Statement
Consideration, page 25

2. We note your disclosure on page 108 that on August 8, 2024, the parties to the BCA entered into the Second Amendment to the Business Combination Agreement and the
       definitions of    Company Merger Shares    and    Net Debt    were
amended. Please
       expand your disclosure here, page 81 and elsewhere to discuss the second amendment to
       BCA, the revisions and its impact on number of shares NEH Stockholders will receive.
3. We note your response to prior comment 2. However, there are still disclosures that have not been updated to reflect the amended business combination agreement.
For
       example, you state on page 25 that the holders of shares of Company Common Stock will receive an aggregate of 9.0 million shares of Acquiror or ROCL, and on page 47 you state that references to "Combined Company" is to ROCL and its subsidiaries after
       consummation of the Business Combination. Please revise. As another example, we note your disclosure on page 1 that this document constitutes a prospectus of Holdings under the Securities Act, with respect to the shares of common stock to be
issued to NEH   s
       stockholders under the Business Combination Agreement and Plan of Reorganization, as
       amended. Please revise to clarify whether this filing also constitutes a prospectus of
       Holdings under the Securities Act with respect to the shares of common stock to be issued to Roth CH Acquisition V Co.'s stockholders under the Business Combination Agreement and Plan of Reorganization, as amended.
Unaudited Pro Forma Condensed Combined Financial Statements, page 80

4. We note from the table on page 13 that you have included 1,000,000 shares to be issued in
       Transaction Financing in the possible sources of dilution. We also note on page 94 you include proceeds of $10,000,000 from Transaction Financing Investors in the calculation of Implied Value Per Share of ROCL Common Stock. However, in response to prior comment 21 in our letter dated March 12, 2024, you indicated that you are obligated only to use commercially reasonable efforts to obtain the Transaction Financing, but that it is not a condition of closing. Please provide us with an update on your efforts. If this financing is probable, please revise to include this in your pro forma financial statements. Refer to Rule 11-01(a)(8) of Regulation S-X.
Business Combination, page 81

5. We note you revised the definition of Company Merger Shares and Net Debt in response to prior comment 4. Based on the revised definitions provided on page A-76, please address the following:

             We note the definition of Company Merger Shares includes the following statement: "For purposes of the Company Merger Shares, such amount assumes the
           Net Debt." Tell us and disclose here 'the amount assumed as Net
Debt';
             Provide us with a detailed calculation of Net Debt. As part of your response, specifically identify the components within the Net Debt definition you consider
           "liquid assets" and "$500,000 of existing Indebtedness.";
             We note that the definition of Net Debt includes a net capital raise of $8,200,000. Tell us more about how you intend to comply with this component of the definition, and
 August 27, 2024
Page 3

           your consideration of whether this should be given effect in your pro forma financial statements;
             Based on the revised definition of "Company Merger Shares', tell us how you concluded no adjustments are necessary and NEH stockholders will receive 9,000,000 shares;
             Revise your disclosures here and throughout the filing as necessary.
Information About NEH
Reserves, page 162

6. Please expand your disclosure to include a discussion of the internal controls pertaining to your estimation of oil and gas reserves and provide the qualifications of the technical person(s) at the company and the third-party engineering firm primarily responsible for overseeing the preparation of the reserves estimates presented in your filing. Refer to the requirements in Item 1202(a)(7) of Regulation S-K.
7. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to the requirements in Item 1202(a)(6) of Regulation S-K.
8. Please expand your disclosure to provide the net quantities of your probable reserves by individual product type. Refer to the requirements in Item 1202(a)(2) and (a)(4) of
       Regulation S-K.

       Please additionally provide a discussion of the uncertainty related to your probable reserves, the basis for the assignment of such reserves, and include cautionary language indicating estimates of probable reserves have not been adjusted for uncertainty, and therefore they may not be comparable with, and should not be summed arithmetically with estimates for proved reserves. Refer to Item 1202(a)(5) of Regulation S-K, the definition of probable reserves in Rule 4-10(a)(18) of Regulation S-X and Question
       105.01 in the Compliance and Disclosure Interpretations (   C&DIs   )
regarding Oil and
       Gas Rules.
9. We note the annual and cumulative undiscounted future net income shown in Annex D for your proved hydrocarbon reserves is negative for the years 2024 through 2026. Please provide us a quantitative analysis with supporting documentation showing you have a source of funds sufficient for the investments identified in Annex D for each annual period from 2024 thorough 2026 regarding your proved hydrocarbon reserves. It should be clear that you have a reasonable expectation that all financing will be obtained prior to the scheduled development. Refer to the requirements in Rule 4-10(a)(26) of Regulation
       S-X.

       Your response should additionally address the investments identified in Annex D for each annual period from 2024 thorough 2025 regarding your proved helium volumes.
 August 27, 2024
Page 4
10. Please expand your disclosure to provide an explanation for why material amounts of your proved (and probable) undeveloped reserves will remain undeveloped for five years or more after disclosure. Refer to the requirements in Item 1203(d) of Regulation S-K,
       Rule 4-10(a)(31)(ii) of Regulation S-X, and Question 131.03 in the Compliance and
       Disclosure Interpretations (   C&DIs   ) regarding Oil and Gas Rules.
Customers, page 165

11. We note your response to prior comment 19, and reissue such comment. Please revise to clarify the impact, if any, of the Assignment Agreement, pursuant to which NEH
       Midstream LLC assigned all of its rights, title, interest and obligations in the Crude
       Helium Agreement to AirLife Gases USA Inc., on the material terms of the Helium
       Tolling Agreement and the Liquid Helium Agreement. In that regard, we note your response that NEH does not believe that the terms of the Assignment Agreement will have an impact on the Helium Tolling Agreement or the Liquid Helium Agreement. However,
       we also note your disclosure in this section that appears to describe terms for the Helium
       Tolling Agreement and the Liquid Helium Agreement that are related to purchases by
       NEH Midstream LLC under the Crude Helium Agreement. For example, we note your disclosure on page 166 that KHC agreed to provide tolling services to you on a firm basis, for a volume equivalent to the quantities sold under the Crude Helium Agreement with
       Badger. Please revise to clarify here the impact of the Assignment Agreement on such provision.
Material U.S. Federal Income Tax Consequences , page 212

12. We note your response to prior comment 21 and your revised disclosure that the
       Redomestication Merger is intended to qualify as a Reorganization. We also note your disclosure that the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a reincorporation merger of a corporation holding only investment-type assets such as
       ROCL, the qualification of the Redomestication Merger as a Reorganization is not
       entirely clear. Please provide related risk factor disclosure.
New Era Helium Corp.
Notes to Consolidated Financial Statements
Note 17. Supplemental Oil and Natural Gas Disclosures (Unaudited)
Oil and Natural Gas Reserves, page F-74

13. We note disclosure on page F-76 indicates the production amounts used in the reconciliation of the changes that occurred in total proved reserves represents the production volumes projected in the reserve report at the beginning of the year. Please revise the reserves reconciliation for each year presented to reflect the actual volumes sold during the year to comply with FASB ASC 932-235-50-5e.
14. We note the revised disclosure you made on pages F-76 and F-77 in response to prior comment 25. However, we reissue our prior comment in part as your discussion does not fully address the changes due to revisions that occurred during fiscal 2023, 2022 and
       2021. Please expand your discussion of revisions to separately identify and quantify the changes, including offsetting changes, caused by factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of
 August 27, 2024
Page 5

       proved undeveloped locations due to changes in a previously adopted development plan,
       such that the change shown in the line item    Revisions of Previous
Estimates    is fully
       explained. Refer to FASB ASC 932-235-50-5a.
Standardized Measure of Discounted Future Net Cash Flows, page F-77

15. We have read your response to prior comment 26; however, we reissue our prior comment as we are unable to locate disclosure revisions that address our comment. Refer to FASB
       ASC 932-235-50-35.

       To the extent the starting balance at the beginning of the year is negative, please include an explanation, e.g. due to inclusion of the estimated future costs incurred to settle your asset retirement obligations, if true. Refer to FASB ASC 932-235-50-36. Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at
202-551-3388 if you
have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters you may contact John Hodgin at 202-551-
3699. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Alexandria E. Kane, Esq.